UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023 (Report No. 5)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 25, 2023, SciSparc Ltd. (the “Company” or “SciSparc”) entered into a Share Purchase Agreement (the “Agreement”) with AutoMax Motors Ltd. (“AutoMax”), an Israeli company traded on the Tel Aviv Stock Exchange and the leading parallel importer and distributor of vehicles in Israel, pursuant to which, at the closing and upon the terms and conditions set forth in the Agreement, SciSparc will invest NIS 2,500,000 in cash, in exchange for ordinary shares, NIS 0.05 par value of AutoMax (the “AutoMax Shares”) based on a price per share of NIS 0.5. Automax’s revenues for 2022 were over US$125 million (NIS 453 million).

The closing of the transaction is subject to certain customary conditions and is expected to be completed within three business days following the receipt of the required approvals (the “Closing”). Following the Closing, SciSparc will hold approximately 5.6% of the issued and outstanding share capital of AutoMax.

The AutoMax Shares to be received by SciSparc will not be registered under the Israeli Securities Law – 1968 (“Israeli Securities Law”), the Securities Act of 1933, as amended, or any state’s securities laws and will be issued pursuant to an exemption from registration under the Israeli Securities Law. The AutoMax Shares will be subject to restrictions on resale according to the provisions of Section 15C of the Israeli Securities Law and the Securities Regulations (details regarding Sections 15A and -15C of the Law), 2000.

The Agreement also contains customary provisions including representations, warranties, covenants of the parties.

Mr. Amitay Weiss serves as the chairman of the board of directors of both SciSparc and AutoMax.

This Report of Foreign Private Issuer on Form 6-K, is incorporated by reference into the registration statements on Form F-3 (File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File No. 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the expected closing of the transaction contemplated by the Agreement described above. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: June 26, 2023	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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